June 23, 2005


Mail Stop 4561


Jonathan W. Trutter
Chief Executive Officer
Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue, 12th Floor
Chicago, IL 60631

Re:	Deerfield Triarc Capital Corp.
	Amendment No. 5 to Form S-11 filed on June 23, 2005
	File No.  333-123762

Dear Mr. Trutter:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 1, seeking your analysis as to why your manager should not be considered an underwriter in light of its intention to allocate to its officers, employees and service providers the stock and options issued to it in the December 2004 private placement, and to be issued to it under the incentive fee provision of your management agreement. We do not believe that "special selling efforts and methods" are required before underwriter status may be assigned. Also, that allocations would not replace a person`s salary, but would be more in the nature of a "bonus," does not alter the fact that the allocations are supported by consideration in the form of the recipient`s service to the manager.
Finally, the manager`s willingness now to refrain from making allocations prior to one year from the date of grant does not alter the manager`s underwriter status, which must be determined as of the date of grant. Please provide us with additional analysis as to why the manager should not be viewed as an underwriter or tell us how the anticipated allocations will comply with Section 5.

Summary

Our Distribution Policy, page 14
2. With respect to the distribution declared in June, please indicate its total size, make clear that shareholders buying in this offering will not participate, and disclose how you intend to pay for it (i.e., cash on hand). If true, please confirm that you will not be relying on offering proceeds or new borrowings. Finally, please disclose the total size of the April distribution, indicate the portion that exceeded net income and make clear, with respect to this and all future distributions, that distributions in excess of net income may be considered a return of capital.

Financial Statements for the three months ended March 31, 2005 and the period ended December 31, 2004
3. Please revise to present pro forma per share data reflecting the offering proceeds to cover the distribution amount and balance sheet data to reflect an accrual for the distribution to be paid on July 15, 2005. Refer to SAB Topic 1B.3.
Other

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Matt Maulbeck at 202-551-3466 or Steven Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief


cc:	Daniel M. LeBey, Esq. (via facsimile)
	Hunton & Williams LLP


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Deerfield Triarc Capital Corp.
June 23, 2005
Page 1